UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number:	333-129195-01 and
333-129195-02
CUSIP Number: 52520Y AB 39

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Lehman Brothers Holdings E-Capital Trust I Lehman Brothers Holdings E-Capital LLC I

Full Name of Registrant

N/A

Former Name if Applicable

1271 Avenue of the Americas

Address of Principal Executive Office (Street and Number)

New York, New York 10020

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Neither Lehman Brothers Holdings E-Capital Trust I (the “Trust”) nor Lehman Brothers Holdings E-Capital LLC I (the “LLC”, and together with the Trust, the “Registrants”) is timely filing its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 (the “Form 10-Q”).

The Registrants have in the past jointly filed Quarterly Reports on Form 10-Q and because the cash flows, results of operation and financial condition of the Registrants are substantially dependent on the LBHI debenture held by the LLC, such reports referred the reader to the Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K of Lehman Brothers Holdings Inc. (“LBHI”). Since the bankruptcy filing on September 15, 2008 referred to below, however, LBHI has been unable to file its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q. The principal reasons for LBHI’s inability to file these reports were as follows: (1) the filing by LBHI of a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555; (2) the commencement of various administrative or civil rehabilitation proceedings of LBHI’s subsidiaries comprising significant parts of LBHI’s European and Asian businesses; (3) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business; and (4) the completion on May 4, 2009 of the transfer to Neuberger Berman Group LLC of LBHI’s investment management business, as described in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009. On December 6, 2011, the Bankruptcy Court entered an order confirming the Modified Third Amended Joint Chapter 11 Plan of LBHI and its affiliated debtors (the “Plan”). The Plan became effective on March 6, 2012. The terms of the Plan require the plan administrator to file with the Bankruptcy Court monthly, quarterly and annual operating, financial and claims information regarding LBHI and its affiliated debtors. It is not expected that LBHI will file any future quarterly, annual or other reports with the SEC.

As a result of LBHI’s inability to file its periodic reports on Forms 10-K and 10-Q, the bankruptcy filing by LBHI and the other events described above, the Registrants are currently unable to complete the preparation of their consolidated financial statements for the fiscal quarter ended June 30, 2012 (the “Consolidated Financial Statements”) in as much as they currently have neither access to major components of their internal systems nor the ability to prepare the Consolidated Financial Statements and the remainder of the Form 10-Q, with all the required disclosures, to have them properly certified by their current executive officers, and have them reviewed by their independent auditors. The Registrants will not be in a position to file the Form 10-Q by the fifth calendar day following the required filing date, August 15, 2012, as prescribed in Rule 12b-25. Given the confirmation of the Plan described above, and the expectation that LBHI will not file any future quarterly, annual or other reports with the SEC, the Registrants do not expect that they will be able to file any future quarterly, annual or other reports with the SEC.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Fox Regular Trustee, Lehman Brothers Holdings E-Capital Trust I Chief Financial Officer and Executive Vice President, Lehman Brothers Holdings Inc. (Managing Member of Lehman Brothers Holdings E-Capital LLC I)	(646)	285-9000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Neither of the Registrants has filed its periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 since the commencement of LBHI’s bankruptcy proceedings on September 15, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes*    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*

The Registrants anticipate, based on the information currently available to them, that results of operations for the quarter ended June 30, 2012 will be significantly different from those for the corresponding period for the last fiscal year due to significant developments relating to LBHI over the past year. However, the Registrants have not been able to prepare their consolidated financial statements, which are substantially dependent on those of LBHI, for any of the fiscal periods since the fiscal quarter ended September 30, 2008. Since such date, LBHI has filed Current Reports on Form 8-K containing status reports on LBHI’s bankruptcy proceedings, which included certain financial information relating to periods since the commencement of LBHI’s bankruptcy proceedings on September 15, 2008, on the following dates:

2009	2010	2011	2012
January 30	January 14	January 19	January 20
March 10	February 19	January 24	March 1
April 13	March 17	January 26	March 12
May 20	March 29	February 22	May 1
June 4	April 16	March 18	July 30
June 15	April 19	April 28
July 8	April 22	May 23
August 21	May 3	June 20
September 16	May 20	June 30
October 14	June 23	July 5
November 13	July 22	July 21
December 14	August 13	August 23
	September 17	September 2
	October 18	September 21
	October 29	October 25
	November 22	October 28
	December 20	November 22
December 14
December 23
December 27

As discussed in Part III of this report, it is not expected that LBHI will file any future quarterly, annual or other reports with the SEC. However, the terms of the Plan require the plan administrator to file with the Bankruptcy Court monthly, quarterly and annual operating, financial and claims information regarding LBHI and its affiliated debtors. LBHI’s informational filings with the Bankruptcy Court are available to the public at the office of the Clerk of the Bankruptcy Court, Alexander Hamilton Custom House, One Bowling Green, New York, New York 10004-1408. Such informational filings may be available electronically, for a fee, through the Court’s Internet world wide web site (www.nysb.uscourts.gov), and/or free of cost, at a world wide web site maintained by the Registrant’s Court-approved noticing agent (www.lehman-docket.com). Reference is made to the information presented in such reports with regard to the results for such periods.

Lehman Brothers Holdings E-Capital Trust I Lehman Brothers Holdings E-Capital LLC I

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2012	LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I

		By:	/s/ William J. Fox
		Name:	William J. Fox
		Title:	Regular Trustee

Date:	August 15, 2012	LEHMAN BROTHERS HOLDINGS E-CAPITAL LLC I

By: Lehman Brothers Holdings Inc., as Managing Member

		By:	/s/ William J. Fox
		Name:	William J. Fox
		Title:	Chief Financial Officer and Executive Vice President